Stallion Synergies, Inc
244 Fifth Ave Suite #H207
New York, NY 10001
Tel: 212-726-2983
e-mail: info@stallionsynergies.com
www.stallionsynergies.com

August 18, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E
Washington DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Scot Foley, John Krug, Donald Abbott, Lisa Vanjoske

Re:	Stallion Synergies, Inc
Amendment No.1 to Registration Statement on Form S-1
Filed July 25, 2014
File No. 333-196599

Dear Sir/Madam:

The Management of Stallion Synergies, Inc is in receipt of your comment letter dated August 11, 2014 on the Company’s Registration Statement filed on July 25, 2014, via electronic mail. Amendment No.2 to the aforesaid Registration Statement is being filed concurrently and the Company’s response to your questions as restated herein. The Company had also revised the Registration Statement wherever relevant to update other disclosures in addition to the comments raised.

Financial Statements

Notes to the Financial Statements

Note 9 - Subsequent Events, page F-9

1.	Your disclosure of the date the financial statements were issued appears to be prior to the date of the audit report. Please revise to disclose the date through which subsequent events have been evaluated in the audited financial statements and whether that date is the date the financial statements were issued or were available to be issued. Refer to ASC 855-10-S99-2 for guidance.

Respond:

The Registrant confirms that the date used in prior Registration Statements was a typographical error and the date the financial statements were issued should have been June 7, 2014. A subsequent review of subsequent events was done upon review of the actual Registration Statement as well prior to filing and accordingly, we had revised to state that “The Company has evaluated subsequent events through June 7, 2014, the date on which the financial statements were issued and has determined that it does not have any material subsequent events to disclose in these financial statements other than the following:-

1. On May 31, 2014 the Company has retained John Scrudato CPA, an approved member of the Public Company Accounting Oversight Board (PCAOB) as expert in accounting and auditing to review and audit the financial statements referenced in this registration statement.

2. On May 31, 2014 the Company has retained the Law Offices of William G Goode, located at 350 Vet Memorial Highway, Commack, NY 11725 to pass upon the validity of the shares being offered and certain other legal matters.”.

Should there be any additional questions or comments on the foregoing, please do not hesitate to contact the undersigned at (212) 726-2983 or, in his absence, Khoo Hsiang Hua at (917) 720-3390.

Sincerely,

STALLION SYNERGIES, INC

/s/ Long Nguyen
Long Nguyen
Chief Executive Officer